UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number 001-42647

ETORO GROUP LTD.
(Translation of registrant’s name into English)

30 Sheshet Hayamim St., Bnei Brak, Israel 5120261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Explanatory Note

On August 11, 2026, eToro Group Ltd. (the “Company”) issued a press release titled “etoro Agrees to Acquire TradeZero to Accelerate US Expansion.” A copy of the press release is furnished as Exhibit 99.1 herewith.

Incorporation By Reference

This report on Form 6-K, including Exhibit 99.1 hereto (except for the quotations of Company management contained therein), is hereby incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-287430) (including any prospectuses forming a part of such registration statement), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Press Release dated August 11, 2026, titled “etoro Agrees to Acquire TradeZero to Accelerate US Expansion”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ETORO GROUP LTD.
(Registrant)

Date:	August 11, 2026	By:	/s/ Johnathan Alexander Assia
			Name:	Johnathan Alexander Assia
			Title:	Chief Executive Officer

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